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                                                             SEC FILE NUMBER
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                                                               CUSIP NUMBER
                                                               784776 10 6
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K
                     [_] Form 10-Q  [_] Form N-SAR

     For Period Ended:  DECEMBER 31, 1998
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
     For the Transition Period Ended:
                                     -------------------------------------------

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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I--REGISTRANT INFORMATION

STM WIRELESS, INC.
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Full Name of Registrant


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Former Name if Applicable

1 Mauchly
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Address of Principal Executive Office (Street and Number)

Irvine, California 92718
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

(See Attached Summary)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

              Joseph J. Wallace                949             753-7864
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).
                                                                [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                              STM WIRELESS, INC.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 31, 1999                    By  /s/ Joseph J. Wallace
    ----------------------------------    --------------------------------------
                                                Joseph J. Wallace

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
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                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

FORM 12b-25

STM WIRELESS, INC.
  (SUPPLEMENT)

PART III -- NARRATIVE SUMMARY

     The Annual Report on Form 10-K for the year ended December 31, 1998 could not be filed within the prescribed time period because the Company was unable, without unreasonable effort or expense, to finalize its yearly financial data.

     Reference is made to the Company's release filed on Form 8-K on March 15, 1999, in which the Company provided preliminary results for the year ended December 31, 1998. A copy of such release is attached hereto.

                                               For Further Information, Contact:

                                                             Investor Relations:
                                                  Lippert/Heilshorn & Associates
                                                                   Keith Lippert
                                                                  (212) 838-3777
                                                                    Kris Otridge
                                                                  (415) 433-3777

                                                       Marketing Communications:
                                                             STM Network Systems
                                                                   Bettina Barry
                                                                  (770) 623-6363

                                                          Web Site: www.stmi.com


         STM WIRELESS, INC. ANNOUNCES PRELIMINARY FOURTH QUARTER AND
                             TWELVE-MONTH RESULTS

     IRVINE, CALIFORNIA, March 11, 1999 - STM WIRELESS, INC. (STM), (NASDAQ NM
Symbol: STMI) today announced preliminary results for the quarter and year-ended December 31, 1998. The Company announced that it anticipates that revenue for the fourth quarter will be approximately $10.3 million and that the Company will incur a net loss in the range of approximately $10.5 million to $11.5 million or $1.48 to $1.63 per share. The net loss for the quarter includes approximately $6.0 million of non-cash charges associated primarily with taxes and inventory reserves. For the year, the Company estimates that revenue will be approximately $40.6 million and the net losses will be between approximately $10.1 million to $11.1 million, or $1.43 to $1.57 per share. The Company noted that the year end audit has not been completed and the above results are, therefore, preliminary and subject to change. The results for the fourth quarter were significantly impacted by the continuing weakness in the developing regions of Asia and Latin America that historically have comprised a large segment of the Company's market base.

     In addition, the Company announced that results in the first quarter ending March 31, 1999 are expected to be significantly below expectations, with further losses due to continuing weakness in the overseas markets where economic uncertainty is impairing the purchase cycle for STM's rural telephony products. Results for the first quarter are also expected to be adversely impacted by expected reserves for the currency devaluation in Brazil and anticipated charges resulting from the planned restructuring noted below.

     Addressing the expected results described above, the Company today announced it intends to implement a restructuring of its organization. As part of this restructuring, the Company announced that it would reduce its workforce and take other actions to reduce operating expenses to a level that is commensurate with expected revenues. In addition, STM announced that Jack Acker, the President of STM Network Systems Division, has resigned effective immediately from his operating post and from the Company's Board of Directors.

     STM Wireless, Inc., headquartered in Irvine, California (Web Site: www.stmi.com), is an international provider of communication solutions for rural telephony applications and satellite data networks with equipment installed in over 90 countries. The Company operates as two independent, but complementary businesses: STM Network Systems (STM-NS), which supplies satellite network systems worldwide and Direc-to-Phone International, Inc. (DTPI) (Web Site: www.directophone.com), a majority-owned subsidiary, which is a leading provider of fixed-station telephony services in countries and regions with low telephone density. DTPI uses products manufactured by STM-NS to enter into long-term agreements with local partners to provide satellite communications services.

Safe Harbor Statement under the Private Securities Litigation Reform Act of
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1995:
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The operating results for the fourth quarter and the twelve months ended
December 31, 1998 are preliminary and are subject to change depending upon finalization of the audit. This release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, in
Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties that may cause actual future results or results different materially and adversely from those described in the forward looking statements. For example, there can be no assurance that projected cash savings from the restructuring will be achieved or that the Company will be able to generate sufficient revenue to maintain liquidity. Additional important factors that may cause a difference between projected and actual results for the Company include, but are not limited to, future capital requirements, the long-term cycle involved in completing major contracts, particularly in foreign markets, political and economic risks involved in foreign markets and foreign currencies, increasing competitive pressures, and general economic conditions, technological advances, the timing of new product introductions, and the timing of operating and other expenditures, and other factors discussed in the Company's filings from time to time with the Securities Exchange Commission, including but not limited to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the Form 10-Q's for the first three quarters of fiscal 1998. The Company disclaims any obligation to revise or update any forward looking statement that may be made from time to time by it or on its behalf.